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                         August 3, 2022

       Svai Sanford
       Chief Financial Officer
       Rani Therapeutics Holdings, Inc.
       2051 Ringwood Avenue
       San Jose, California 95131

                                                        Re: Rani Therapeutics
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 1,
2022
                                                            File No. 333-266444

       Dear Mr. Sanford:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Josh Seidenfeld, Esq.